COURT MEETING/EXTRAORDINARY GENERAL MEETING
ADMISSION CARD
This card shows that you are entitled to attend and vote at the meetings to be held at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB on 11 March 2003. Please bring this card with you when you come to the meetings and keep it until the end of the meetings. Shareholders (and any proxies or representatives they appoint) agree, by attending the meetings, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the meeting.
If you are attending the meeting, please bring this card with you for completion at the meeting.

IN THE HIGH COURT OF JUSTICE No. 443 of 2003
CHANCERY DIVISION
COMPANIES COURT
Oxford GlycoSciences Plc
(the "Company")
Form of Proxy for the Court Meeting on 11 March 2003
In the matter of Oxford GlycoSciences Plc and in the matter of the Companies Act 1985.
I/We being (a) member(s) of the Company holding ordinary shares of 5 pence each in the share capital of the Company, hereby appoint the Chairman of the meeting or (see Note 1) Name and Address of proxy in block capitals as my/our proxy to act for me/us at the meeting of the holders of ordinary shares of 5 pence each in the share capital of the Company to be held at 10.00 a.m. on 11 March 2003 at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB and at any adjournment of such meeting for the purposes of considering and, if thought fit, approving (with or without modification) the proposed scheme of arrangement referred to in the Notice convening the said meeting (the "Scheme") and at such meeting or at any adjournment thereof to vote for me/us and in my/our name(s) for the Scheme (either with or without modification, as my/our proxy may approve) or against the said Scheme (as hereunder indicated).
Date 2003

Please sign the appropriate box below
Important:
If you wish to vote in favour of the Scheme, please sign in the box marked "FOR the Scheme" If you wish to vote against the Scheme, please sign in the box marked "AGAINST the Scheme".
If you do not sign in one or other of these boxes the form will be invalid.

FOR the Scheme
Signature

AGAINST the Scheme
Signature


Notes for completion of form of proxy.
1. If you wish to appoint some other person as your proxy, please delete the words "the Chairman of the meeting or" and insert the name and address of your proxy in the space provided and initial the alteration. A proxy need not be a member of the Company but must attend the Court Meeting in person to represent you.
2. A form of proxy should be lodged with the Company's registrars, Lloyds TSB Registrars, at The Causeway,Worthing,West Sussex, BN99 6US at least 48 hours before the time appointed for the Court Meeting or any adjournment thereof. However, if it is not so lodged it may be handed to the Chairman of the Court Meeting at the Court Meeting.
3. Any alteration to this form of proxy must be initialled by the person who signs it.
4. If this form of proxy is signed on behalf of a corporation, the authority of the person signing it should be stated (e.g. director, secretary etc.).
5. In the case of joint holders, any one of them may sign. However, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
Submission of this form of proxy will not preclude you from attending and voting at the Court Meeting in person if you wish to do so.

If you have any queries about the completion of this form of proxy you should contact the Shareholder Helpline (telephone number 0870 600 3953).

If you are attending the meeting, please bring this card with you for completion at the meeting.

POLL CARD - COURT MEETING
Signature
FOR the said Scheme
AGAINST the said Scheme

Any joint holder may sign
Date 2003
Shareholders (and any proxies or representatives they appoint) agree, by attending the meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the meeting.

If you are attending the meeting, please bring this card with you for completion at the meeting.

POLL CARD - EXTRAORDINARY
GENERAL MEETING
Upon a poll being called at the Extraordinary General Meeting the Chairman will direct shareholders on proceedings.
Special Resolution
For Against
Signature

Any joint holder may sign
Date 2003
Shareholders (and any proxies or representatives they appoint) agree, by attending the meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at the meeting.


Form of Proxy for use by holders of ordinary shares for the Extraordinary General Meeting on 11 March 2003
I/We being (a) member(s) of the Company holding ordinary shares of 5 pence each in the share capital of the Company, hereby appoint the Chairman of the meeting or (see Note 1 below) Name and Address of proxy in block capitals as my/our proxy to attend, and on a poll, vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on 11 March 2003 at
10.15 a.m. at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB (or as soon thereafter as the separate meeting of the holders of the ordinary shares of 5 pence in the capital of the Company convened by the High Court for such date shall have concluded or been adjourned) and at any adjournment thereof.
I/We hereby direct my/our proxy to vote as indicated in respect of the resolution to be proposed at the meeting. Please indicate which way you wish your proxy to vote by ticking the appropriate box alongside the resolution. (See
Note 2 below)

Oxford GlycoSciences Plc
(the "Company")

Resolution For Against
To approve matters to give effect to the scheme of arrangement and related matters

Signature (See Note 3 below)
Date 2003


Notes:
1. If you wish to appoint as your proxy someone other than the Chairman of the Meeting, cross out the words "the Chairman of the Meeting or" and write in the space provided the full name and address of your proxy. The change should be initialled.
2. In the absence of instructions, the person appointed proxy may vote or abstain from voting as he or she thinks fit on the specified resolution and, unless instructed otherwise, the person appointed proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to the resolution) which may properly come before the meeting.
3. This form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it may execute under its common seal, by the signature of a director and its secretary or two directors or other authorised signatories in the name of the company or by the signature of a duly authorised officer or attorney.
In the case of joint holders, any one holder may sign this form. However, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
4. To be valid, this form must be completed and lodged with the Company's registrars, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex, BN99 6US together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, not less than 48 hours before the time fixed for holding the Meeting.

RESPONSE LICENCE No.
SEA7111 1
Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6US
RESPONSE LICENCE No.
SEA7111 1
Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6US